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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 51871

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2002 WASH. D.C. 254 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Legacy Asset Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 West Loop South, Suite 1790
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Birkofer — 713-355-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Company, P.C.
(Name — *if individual, state last, first, middle name*)

Five East Greenway Plaza, Suite 2200	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/02
S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Birkofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Asset Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public


MARGARET A. CROSS
Notary Public, State of Texas
My Commission Expires
June 21, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY ASSET SECURITIES, INC.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2001

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS



Certified Public Accountants
and Business Advisors

Independent Auditors' Report

Board of Directors
Legacy Asset Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Legacy Asset Securities, Inc. as of December 31, 2001, and the related Statements of Income, Changes in Shareholders' Equity, and Cash Flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Asset Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
January 23, 2002

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

LEGACY ASSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and Cash Equivalents		$ 68,031
Accounts Receivable		5,697
Securities Owned - not readily marketable		3,300
		$ 77,028
LIABILITIES		
Accounts Payable		$ 4,928
SHAREHOLDERS' EQUITY		
Common Stock - par value $.001, 1,000,000 shares authorized, issued and outstanding	$ 1,000	
Additional Paid-In Capital	65,550	
Retained Earnings	5,550	72,100
		$ 77,028

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenues		
Commissions	$ 151,401	
Interest	2,379	$ 153,780
Expenses		
Office services expense	100,800	
Other operating expenses	50,302	151,102
Net Income		$ 2,678

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2000	$ 1,000	$ 65,550	$ 2,872	**$ 69,422**
Net Income			2,678	**2,678**
Balance - December 31, 2001	$ 1,000	$ 65,550	$ 5,550	**$ 72,100**

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net income	$ 2,678
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(4,315)
Increase in accounts payable	4,309
Net Cash Provided by Operating Activities and Net Increase in Cash and Cash Equivalents	2,672
Cash and Cash Equivalents - Beginning of Year	65,359
Cash and Cash Equivalents - End of Year	$ 68,031

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1 - Accounting Policies

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Description of Business

Legacy Asset Securities, Inc., located in Houston, Texas, is a private investment banking firm and fully-disclosed Securities Broker-Dealer. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Commissions are recognized when trades settle and receivables are recorded at that time.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities, consisting of equity securities, are stated at market value. The increase or decrease in net unrealized appreciation or depreciation is credited or charged to operations. Securities not readily marketable are investment securities which are carried at management's estimate of fair value and cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933 or an exemption therefrom exists.

Federal Income Tax

In 1999, the Company elected S corporation status for federal income tax purposes. Under S corporation regulations, net income or loss is reportable for tax purposes by shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2001, or in the procedures followed in making the periodic computation required. At December 31, 2001, the Company had net capital of $68,285 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Note 3 - Transactions With Related Parties

The Company entered into a contract for services on November 1, 1999 with Legacy Asset Management, Inc., a party related through common ownership. The Company had office expenses of $100,800 for the year ended December 31, 2001, in connection with that contract. These expenses include, but are not limited to, office space, clerical support and communications systems.

SUPPLEMENTARY INFORMATION

SCHEDULE I
LEGACY ASSET SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net Capital		
Total Shareholders' Capital Qualified for Net Capital		$ 72,100
Total Capital and Allowable Subordinated Liabilities		72,100
Deductions And/Or Charges		
Nonallowable assets:		
Securities not readily marketable	$ 3,300	
Accounts receivable	515	3,815
Net Capital Before Haircuts on Securities Positions		68,285
Haircuts on Securities		
Net Capital		$ 68,285
Aggregate Indebtedness		
Items included in balance sheet:		
Accounts payable		$ 4,928
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.67% of total aggregate indebtedness)		$ 328
Minimum Dollar Net Capital Requirement		$ 50,000
Net Capital Requirement (greater of above two minimum requirement amounts)		$ 50,000
Excess Net Capital		$ 18,285
Ratio: Aggregate Indebtedness to Net Capital		.07 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

SCHEDULE II
LEGACY ASSET SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.